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                               April 10, 2024

       Matthew J. Fox
       Chief Executive Officer
       Benchmark Real Estate Investment Fund, LLC
       3919 Remembrance Rd NW, Ste B
       Grand Rapids, MI 49534

                                                        Re: Benchmark Real
Estate Investment Fund, LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed March 15,
2024
                                                            File No. 024-12410

       Dear Matthew J. Fox:

                                                        We have reviewed your
offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Offering Statement on Form 1-A

       General

   1. We note that Article 19 of the operating agreement includes exclusive forum, mandatory arbitration and waiver
of jury trial provisions. Please disclose the material terms of these provisions in your
offering statement. Clearly describe any risks or other impacts on investors. Also,
address their enforceability under applicable federal securities and
                                                        Delaware law.
   2. We note your disclosure related to West Michigan Private Capital Fund I, LLC including the disclosure
regarding its business on page 23. Please provide the prior performance disclosure required by
section 8 of Industry Guide 5. In particular, please provide a prior performance narrative
and prior performance tables. Refer to Release No. 33-6900 (June
                                                        17, 1991), Item 7(c) of
Part II of Form 1-A and CF Disclosure Guidance Topic No. 6.
 Matthew J. Fox
FirstName
BenchmarkLastNameMatthew       J. Fox
             Real Estate Investment Fund, LLC
Comapany
April       NameBenchmark Real Estate Investment Fund, LLC
       10, 2024
April 210, 2024 Page 2
Page
FirstName LastName
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:      Nicholas Antaki, Esq.